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Mail Processing Section

MAY 5 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACKIE RESEARCH USA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 BAY STREET, SUITE 4500
(No. and Street)

TORONTO	ONTARIO	M5L 1G2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW C. SELBIE 416-860-7615
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 BAY STREET, SUITE 4600	TORONTO	ONTARIO	M5H 2S5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW C. SELBIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACKIE RESEARCH USA INC., as of MARCH 31ST, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Based upon relief from Commission staff and difficulties arising from COVID-19, Mackie Research USA Inc. is making this filing without a notarization.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (o) KPMG - Report of Independent Registered Public Accounting Firm.
- [x] (p) A report on the Exemption Provision.
- [x] (q) Mackie Research USA Inc. Exemption Provision.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

Year ended March 31, 2020
(with Report of Independent Registered Public Accounting Firm)

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

March 31, 2020

Table of Contents

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of March 31, 2020

Assets

Cash	$ 1,315,795
Prepaid expenses	16,025
Due from parent company (note 2)	978,186
Income tax receivable	2,600
Total assets	$ 2,312,606

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 44,305
	44,305
Stockholder's equity:	
Authorized:	
Unlimited preference shares, issuable in series, no par value	
Unlimited common shares, no par value	
Issued:	
1 common share	101
Additional paid-in capital	932,552
Retained earnings	1,335,648
	2,268,301
Total liabilities and stockholder's equity	$ 2,312,606

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Income (Loss)
(Expressed in U.S. dollars)

Year ended March 31, 2020

Revenue:	
Agency commission	$ 5,066
Underwriting revenue	8,123
	13,189
Expenses:	
General and administrative services (note 2)	30,000
Professional fees	47,479
Regulatory fees	22,275
Other	5,130
	104,884
Loss before income taxes	(91,695)
Income taxes (note 4):	
Current	1,859
	1,859
Net loss	$ (93,554)

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2020

	Common share	Additional paid-in capital	Retained earnings	Total
Stockholder's equity, beginning of year	$ 101	$ 932,552	$ 1,429,202	$ 2,361,855
Net loss	-	-	(93,554)	(93,554)
Stockholder's equity, end of year	$ 101	$ 932,552	$ 1,335,648	$ 2,268,301

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2020

Cash flows from operating activities:		
Net loss	$	(93,554)
Adjustments to reconcile net loss to cash flows provided by operating activities:		
Decrease (increase) in operating assets:		
Prepaid expenses		(31)
Due from parent company		4,220
Income tax receivable		(2,600)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities		(172)
Income taxes payable		(15,000)
Cash used by operating activities		(13,583)
Decrease in cash		(107,137)
Cash, beginning of year		1,422,932
Cash, end of year	$	1,315,795

See accompanying notes to financial statements.

1. Organization and significant accounting policies:

Mackie Research USA Inc. (the "Company") was incorporated under the Canada Business Corporations Act on November 21, 2002. On January 1, 2013, the Company amalgamated with NCP Northland Capital Partners (USA) Inc. and continued business under the name Mackie Research USA Inc.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company computes its regulatory net capital under the basic method of the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company's primary sources of revenue are agency commission fees from securities trade executions for U.S. resident institutional clients and underwriting fees.

The Company is a wholly-owned subsidiary of Mackie Research Capital Corporation (the "Canadian Broker-Dealer Parent"), a Canadian-owned investment dealer and member of the Investment Industry Regulatory Organization of Canada ("IIROC") and all major Canadian stock exchanges.

The Company clears all transactions with and for customers, on a fully disclosed basis, through its Canadian Broker-Dealer Parent. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

The significant accounting policies are as follows:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) Securities transactions:

Customers' securities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

1. Organization and significant accounting policies (continued):

(c) Foreign exchange translation:

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at an exchange rate prevailing at the year-end date. Transactions included in operations are translated at the average rate for the year. Exchange gains and losses resulting from the translation of these amounts are reflected in the statement of income (loss) in the year in which they occur.

(d) Revenue recognition:

(i) Agency commission:

Agency commission revenue is recorded on a trade date basis.

(ii) Underwriting revenue:

Underwriting revenue is derived from sales in new issue deals originating through the Canadian Broker-Dealer Parent and is recorded on a trade date basis.

(e) Trading assets:

Trading assets are recorded at fair value on a trade date basis. Fair value is based on quoted closing market prices for exchange-traded or over-the-counter securities. Where no market exists, fair value is determined based on management's best estimate. Realized and unrealized changes in fair value are recorded as principal trading in the statement of income (loss) in the year the changes occur.

1. Organization and significant accounting policies (continued):

FASB ASC 820 categorizes financial instruments measured at fair value into a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement;

- Level 2 - valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and

- Level 3 - valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(f) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

(Expressed in U.S. dollars)

1. Organization and significant accounting policies (continued):

(g) Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(h) Recently Issued Accounting Standards:

The Company adopted Topic 842, Leases ("Topic 842") with a date of initial application of April 1, 2019. Topic 842 establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of income (loss).

The adoption of Topic 842 had no impact for the Company.

2. Related party transactions and balances:

Under an operating agreement, the Canadian Broker-Dealer Parent provides certain general and administrative functions on behalf of the Company in the normal course of business, which are recorded at the exchange amount, being the amount agreed to by the parties. During the year ended March 31, 2020, the total of such charges was $30,000.

On January 16, 2012, the Company entered into a subordinated loan agreement in which it loaned $978,186 to its Canadian Broker-Dealer Parent. The loan bears no interest and is due on demand but may not be repaid without the prior approval of IIROC and notification to FINRA. This balance is reflected in due from parent company on the statement of financial condition.

(Expressed in U.S. dollars)

2. Related party transactions and balances (continued):

The transactions with the Canadian Broker-Dealer Parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

3. Regulatory net capital requirement:

The Company is subject, under Rule 15c3-1, to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital, as defined under this rule. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. As at March 31, 2020, the Company had net capital of $1,271,490, which is $1,021,490 in excess of the required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital at March 31, 2020 was approximately 3.48.

4. Income taxes:

(a) Income tax expense (recovery):

Current tax provision:		
Tax on current year's income	$	(2,600)
Adjustment for prior periods		4,459
	$	1,859

4. Income taxes (continued):

(b) Rate reconciliation:

Taxation at Canadian statutory income tax rate of 26.50%	$	(24,299)
Foreign exchange		21,175
Adjustments for prior period		4,459
Other		524
	$	1,859

For Canadian tax purposes, the Company files a Canadian dollar tax return in Canada. The foreign exchange balance above in the income tax reconciliation reflects the translation of the Canadian dollar tax provision to U.S. dollars for the purposes of these financial statements.

5. Financial instruments:

(a) Credit risk:

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by the Canadian Broker-Dealer Parent as clearing broker pursuant to an operating agreement. The Canadian Broker-Dealer Parent, as clearing broker, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk, associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

5. Financial instruments (continued):

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. There are meaningful direct and indirect effects developing and the Company will continue to monitor the impact of the outbreak on its business. The Company's credit risk is predominantly limited to its cash holdings which are held at a Schedule 1 Canadian bank and amounts due from its Canadian Broker-Dealer Parent, however there can be no assurance that the realizable values of these assets post March 31, 2020 may not be materially affected as a result of the outbreak.

(b) Currency risk:

Currency risk is the risk that the market value of financial instruments and the associated revenue will fluctuate due to changes in exchange rate. The Company believes currency risk is minimal and it does not hedge its exposure to currency risk.

(c) Price risk:

The Corporation has minimal exposure to price risk given the Company does not have financial instruments subject to changes in fair value based on quoted market prices.

(d) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities not carried at fair value, including cash, due from parent company and accounts payable and accrued liabilities, approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments. As at March 31, 2020, the Company has no financial instruments carried at fair value on the statement of financial condition.

6. Contingencies:

In the normal course of business, the Company may be involved in litigation. At March 31, 2020, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

7. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended March 31, 2020 and through to April 28, 2020, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended March 31, 2020

Total stockholder's equity from statement of financial condition	$ 2,268,301
Deductions:	
Prepaid expenses	16,025
Due from Canadian broker-dealer parent	978,186
Income tax receivable	2,600
	996,811
Net capital	$ 1,271,490
Basic net capital requirement:	
Greater of:	
(i) Minimum net capital required, based on aggregate indebtedness	$ 2,954
(ii) Minimum net capital	250,000
Net capital requirement	$ 250,000
Excess net capital	$ 1,021,490
Aggregate indebtedness	$ 44,305
Ratio of aggregate indebtedness to net capital	3.48

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2020, filed by the Company on Form X-17A-5 with the SEC and FINRA on April 24, 2020.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Schedule II - Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

March 31, 2020

The Company is exempt under subsection k(2)(i) of SEC Rule 15c3-3.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

March 31, 2020

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of March 31, 2020 (for which instructions to reduce to possession or control had been issued as of March 31, 2020 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$	-
A. Number of items		-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of March 31, 2020, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	-
A. Number of items		-

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2020, filed by the Company on Form X-17A-5 with the SEC and FINRA on April 24, 2020.

KPMG

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Mackie Research USA Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mackie Research USA Inc. (the Company) as of March 31, 2020, the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (and 17 C.F.R. § 1.10). In our opinion, the supplemental information contained in Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

April 28, 2020

Toronto, Canada

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Mackie Research USA Inc.

We have reviewed management's statements, included in the accompanying Exemption Report under SEC Rule 17a-5(d)(4) (the "Exemption Report"), in which Mackie Research USA Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provision"); and (2) the Company stated that it met the identified exemption provisions from April 1, 2019 to March 31, 2020, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
April 28, 2020
Toronto, Canada

Mackie Research USA Inc

Mackie Research USA Inc.'s Exemption Report

April 28, 2020

Mackie Research USA Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The identified provision(s) under which the Company claims an exemption from § 240.15c3-3 is specifically the exemption provision found in § 240/15c3-3(k)(2)(i).

To the best of the Company's knowledge and belief, the Company states it has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout its most recent fiscal year, without exception.

§ 240.15c3-3(k)(2)(i) stipulates that an exemption may be relied upon if the Broker or Dealer "carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". During the course of its fiscal year of April 01, 2019 to March 31, 2020 the Company carried no margin accounts, did not hold any client securities or assets, and owed no money or securities to customers, with the exception of occasional failed trades that were remedied on a timely basis with no capital impact. No financial transactions occurred in the fiscal period between the Company and its customers that would require a bank account(s) designated as "Special Account for the Exclusive Benefit of Customers of Mackie Research USA Inc.

Very truly yours,
Mackie Research USA Inc.

Mr. Andrew C. Selbie
Chief Executive Officer, President & Chief Financial Officer

Ms. Rose Barbieri
Chief Compliance Officer

www.mackieresearch.com

199 Bay Street, Commerce Court West, Suite 4500, Box 368, Toronto, ON M5L 1G2 T. (416) 860-7600 F. (416) 860-7671